CITADEL

Palafox Trading LLC

—

2019 Financial Statement

CITADEL

Palafox Trading LLC

(A Delaware Limited Liability Company)
(SEC File Number 8-66420)

Statement of Financial Condition as of December 31, 2019 and Report of Independent Registered Public Accounting Firm

Filed pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66420

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER: PALAFOX TRADING LLC

OFFICIAL USE ONLY
____________ FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 South Dearborn Street
(No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Stasny	(312) 395-4366
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, middle name)

1 North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)





PALAFOX TRADING LLC

Affirmation

I, Patricia Stasny, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Palafox Trading LLC (the "Company"), as of December 31, 2019, is true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

By: Patricia A Stasny
Patricia Stasny, Global Controller of Citadel Enterprise Americas LLC

February 24, 2020

State of Illinois
County of Cook

This instrument was signed or acknowledged before me on February 24, 2020 by Patricia Stasny.

Barbara A. Horne
Barbara A. Horne, Notary Public

OFFICIAL SEAL
BARBARA A HORNE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/17/22

PALAFOX TRADING LLC

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Member and the Management of Palafox Trading LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Palafox Trading LLC (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2020

We have served as the Company's auditor since 2006.

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL, 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

PALAFOX TRADING LLC

Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

ASSETS

		As of December 31, 2019
Assets:		
Cash	$	165,844
Cash segregated under federal regulation		50
Securities purchased under agreements to resell		7,739,032
Receivable from brokers, dealers, clearing organizations, and custodian		111,158
Receivable from affiliate		421
Other assets		259
Total assets	$	8,016,764

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Securities sold under agreements to repurchase	$	7,783,495
Payable to affiliates		50,952
Other liabilities		107
Total liabilities		7,834,554
Member's capital		182,210
Total liabilities and member's capital	$	8,016,764

See notes to statement of financial condition.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

NOTE 1

Organization

Palafox Trading LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), a member of the Securities Investor Protection Corporation, and a clearing member of the Fixed Income Clearing Corporation ("FICC") and LCH RepoClear ("LCH"). The Company is a netting member of the Government Securities Division of FICC. During 2019, the Company also became a sponsoring member of the Government Securities Division of FICC and revised its membership agreement with FINRA subjecting the Company to the requirements of Rule 15c3-3 of the SEC.

Citadel Global Fixed Income Master Fund Ltd. ("GFIL") is the sole member of the Company. As of December 31, 2019, Citadel Kensington Global Strategies Fund Ltd. through its holding company KGSF Offshore Holdings Ltd.; Citadel Wellington LLC; Citadel Global Fixed Income Fund Ltd. through its holding company GFID Offshore Holdings Ltd.; and Citadel Global Fixed Income Fund LLC were the shareholders and ultimate beneficiaries of GFIL.

The Company acts as an intermediary for GFIL in certain repurchase and reverse repurchase agreement transactions.

Citadel Advisors LLC ("CALC") is responsible for managing all investment and other activities for the Company. CALC is a registered investment adviser with the SEC pursuant to the Investment Advisers Act of 1940.

Citadel Enterprise Americas LLC ("CEAMER") and Citadel Americas LLC ("HFAMER"), both affiliates, provide administrative and investment-related services to the Company.

Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain middle and back office administrative and operational services to the Company. The services contract between the Company and NTHFS is effective through June 30, 2020. The contract renews for successive 12 month periods unless and until either party has given written advance notice at least one hundred and eighty days prior to the expiration of the current term of its desire to terminate the contract.

NOTE 2

Summary of Significant Accounting Policies

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statement in accordance with GAAP requires CALC to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ significantly from those estimates.

Cash
The Company defines cash on the statement of financial condition as liquid amounts on deposit. Cash is held at various global financial institutions.

Cash Segregated Under Federal Regulation
Restricted cash of $50 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3.

Foreign Currency Translation
The functional currency of the Company is the U.S. dollar. The Company may hold assets and liabilities denominated in foreign currencies. The fair value of assets and liabilities is translated into U.S. dollars using spot currency rates on the date of valuation.

Offsetting Financial Instruments
Financial assets and liabilities, as well as cash collateral received and posted, are offset by counterparty when there exists a legally enforceable right to set off the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

Transfers of Financial Assets
In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings (see Note 3).

Reverse repurchase and repurchase agreements are short-term in nature and are recorded at the amounts of cash paid or received, plus accrued interest, on the statement of financial condition. Reverse repurchase agreements and repurchase agreements with the same counterparty are reported on a net basis when there exists a legally enforceable right to set off the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

Valuation of Financial Instruments
The Company measures and reports derivative financial instruments ("Financial Instruments") at fair value, as determined by CALC. The fair value is based on available information and represents CALC's best estimate of fair value. The fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length sale or liquidation of the Financial Instruments and such differences may be material. Financial Instruments within each portfolio are valued as of the market close (as determined by CALC). This valuation procedure is followed, irrespective of whether part or all of the Financial Instruments within a given portfolio continue to trade after the market close. Fair value shall be determined based on the valuations in effect as of the close of business on each date of determination, which valuations are next revised as of the close of business on the next business day. However, CALC may value (or revalue as the case may be) any and all Financial Instruments after the close of business if CALC believes that doing so is necessary to better reflect fair value, giving consideration to certain extraordinary events that CALC determines have or may have a material impact on the Company's net asset value, even though such event occurs after the close of business.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants, at the measurement date. Where available, fair value is based on observable market prices or inputs or derived from such prices or inputs. Where observable market prices or inputs are not available, other valuation techniques are applied. These valuation techniques involve some level of estimation and judgment by CALC, the degree of which is dependent on the price transparency for the Financial Instruments or market and the Financial Instruments' complexity.

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement.

The following describes the valuation techniques applied to the Company's assets and liabilities to measure fair value, including an indication of the level within the fair value hierarchy in which each asset and liability is generally classified. Where appropriate, the description includes details of the valuation models and the key inputs to those models.

DERIVATIVE ASSETS AND DERIVATIVE LIABILITIES
Over-the-counter ("OTC") derivative financial instruments
Foreign exchange forwards generally trade in liquid markets and are valued using market-based inputs to models. Model inputs can generally be verified and model selection does not involve significant management judgment. Significant inputs include interest rates, foreign exchange rates and/or foreign exchange forward points. These instruments are categorized within Level 2 of the fair value hierarchy.

Other Financial Instruments
CALC estimates that the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

The financial assets and liabilities, including securities purchased under agreements to resell, receivable from brokers, dealers, clearing organizations and custodian, receivable from affiliate, other assets, securities sold under agreements to repurchase, payable to affiliates and other liabilities, would be classified within Level 2. The financial assets of cash and cash segregated under federal regulation is considered Level 1.

<u>NOTE 3</u>

Collateralized Transactions

The Company manages credit exposure arising from reverse repurchase agreements and repurchase agreements by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties. In the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), these agreements provide the Company the right to terminate such agreement, net the Company's rights and obligations under such agreement, buy-in undelivered securities and liquidate and set off collateral against any net obligation remaining by the counterparty.

During the year ended December 31, 2019, the Company had reverse repurchase and repurchase agreements with an affiliate (Note 4) and non-affiliates.

Reverse repurchase and repurchase agreements are collateralized primarily by receiving or pledging securities, respectively. Typically, the Company has rights of rehypothecation with respect to the securities collateral received under reverse repurchase agreements. As of December 31, 2019, substantially all securities collateral received under reverse repurchase agreements has been delivered or repledged in connection with repurchase agreements. Also, the counterparty generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements.

The Company monitors the fair value of underlying securities in comparison to the related receivable or payable, including accrued interest, and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized.

The Company is a netting member of the Government Securities Division of FICC, an industry clearing house for reverse repurchase and repurchase transactions. After every trade cleared through FICC, FICC interposes itself between the Company and the original counterparty to the transaction, thereby becoming the Company's counterparty. To date, the Company has cleared substantially all of its reverse repurchase and repurchase transactions with unaffiliated counterparties through FICC on a fully disclosed basis.

As of December 31, 2019, as a result of entering into reverse repurchase agreements, the Company obtained collateral with a fair value of $14,222,123. Also, as of December 31, 2019, the Company had repurchase agreements with collateral posted having a fair value of $14,222,123. The fair value of the collateral obtained and posted includes accrued coupon interest. The Company also pledged net cash collateral of $32,335 to FICC and GFIL pledged $50,518 to the Company. The sale and purchase obligations under reverse repurchase agreements and repurchase agreements are collateralized by U.S. government securities, to the extent offsetting agreements with the same counterparty have not otherwise reduced the Company's or counterparties' gross exposure.

PALAFOX TRADING LLC

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

Offsetting of Certain Collateralized Transactions
The following table presents information about the offsetting of these instruments. Refer to Note 7 for information relating to offsetting of derivatives.

ASSETS AS OF DECEMBER 31, 2019

	Reverse Repurchase Agreements
Included in the statement of financial condition	
Gross amounts[1]	$ 14,206,145
Amounts offset[2][3]	(6,467,113)
Net amounts[1]	7,739,032
Amounts not offset	
Counterparty netting[2]	(1,629,222)
Financial instruments, at fair value[2][4]	(6,109,810)
Net exposure	$ —

LIABILITIES AS OF DECEMBER 31, 2019

	Repurchase Agreements
Included in the statement of financial condition	
Gross amounts[1]	$ 14,250,608
Amounts offset[2][3]	(6,467,113)
Net amounts[1]	7,783,495
Amounts not offset	
Counterparty netting[2]	(1,629,222)
Financial instruments, at fair value[2][4]	(6,154,273)
Net exposure	$ —

[1] Amounts include all instruments, irrespective of whether there is a legally enforceable master netting agreement or similar arrangement in place. The gross and net amounts in this table include financing interest receivables and payables related to these transactions.
[2] Amounts relate to master netting agreements or similar arrangements which have been determined by the Company to be legally enforceable in the event of default.
[3] Amounts are reported on a net basis in the statement of financial condition when subject to a legally enforceable master netting agreement or similar arrangement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.
[4] The fair value of financial instruments not offset in the statement of financial condition is limited to the net amount by counterparty reported on the statement of financial condition and therefore any over-collateralization of these positions is not included. The fair value of financial instruments includes securities purchased or sold under the agreements to resell or repurchase, respectively accrued coupon interest and cash collateral, where applicable.

Collateralized Transactions–Maturities and Collateral Pledged
The following table presents gross obligations for repurchase agreements by remaining contractual maturity and class of collateral pledged as of December 31, 2019.

	Repurchase Agreements
U.S. government securities	
Overnight and open	$ 4,301,688
2-30 days	5,597,993
31-90 days	2,446,188
91-365 days	1,891,375
Total	14,237,244
Financing interest payable	13,364
Gross amount presented in the offsetting table above	$ 14,250,608

NOTE 4

Transactions with Related Parties

Expenses
The Company reimburses CEAMER, HFAMER, and their affiliates for direct and allocable administrative, general and operating expenses paid by these entities, on behalf of the Company. As of December 31, 2019, the Company had a combined payable to CEAMER, HFAMER, and their affiliates of $330, which is included in payable to affiliates on the statement of financial condition.

Repurchase and Reverse Repurchase Agreements
During 2019, the Company entered into repurchase and reverse repurchase agreements with GFIL. The following table presents information about reverse repurchase and repurchase agreements with GFIL as of December 31, 2019.

	Reverse Repurchase Agreements	Repurchase Agreements
Gross contract value	$ 10,145,842	$ 4,047,688
Financing interest receivable/payable	12,136	480
Amounts offset in the statement of financial condition	(3,228,941)	(3,228,941)
Net amounts	$ 6,929,037	$ 819,227
Fair values of securities collateral received/pledged[1]	$ 10,172,735	$ 4,049,388

[1] The fair value of the collateral pledged and received includes accrued coupon interest.

As of December 31, 2019, GFIL paid cash collateral to the Company of $50,518 related to repurchase and reverse repurchase agreements. The amount is included in payable to affiliates on the statement of financial condition. As of December 31, 2019, interest payable to GFIL of $71 is included in payable to affiliates on the statement of financial condition.

Additionally, in relation to repurchase and reverse repurchase transactions during the year, the Company earned and incurred charges relating to failed delivery or receipt of securities with GFIL.

The Company is compensated for financing services provided to GFIL, based on a comparable profits model in accordance with applicable transfer pricing regulations under the Internal Revenue Code. The Company receives payment for such fees monthly and recognizes such fees over time in the period when the service is provided. As of December 31, 2019, the Company had a receivable from GFIL of $380, which is included in receivable from affiliate on the statement of financial condition. As of December 31, 2019, the Company did not have any transaction price allocated to unsatisfied or partially satisfied performance obligations.

Miscellaneous Related Party Transactions
The Company participates in a variety of operating and administrative transactions with related parties and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties and such differences could be material.

PALAFOX TRADING LLC

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

NOTE 5

Receivable from Brokers, Dealers, Clearing Organizations and Custodian

Amounts receivable from brokers, dealers, clearing organizations and custodian at December 31, 2019, consist of the following:

Receivable from clearing organizations	$ 101,942
Receivable from custodian	9,208
Receivable from brokers and dealers	8
Receivables from brokers, dealers, clearing organizations, and custodian	**$ 111,158**

At December 31, 2019, the entirety of receivables from clearing organizations reflect cash deposits held at the clearing organizations made in the normal course of business.

NOTE 6

Risk Management

The Company is subject to various risks, including, but not limited to, market risk, off-balance sheet risk, credit risk, currency risk and other risks. CALC attempts to monitor and manage these risks on an ongoing basis.

Market Risk
Market risk is the potential for changes in the value of Financial Instruments and the securities collateral pledged and/or received under repurchase and reverse repurchase agreements. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. CALC attempts to manage market risk in various ways, including through diversifying exposures, placing limitations on position sizes and hedging in related securities or derivative financial instruments. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities.

Off-Balance Sheet Risk
The Company enters into derivative transactions which may represent off-balance sheet risk. Off-balance sheet risk exists when the maximum potential loss on a particular investment is greater than the value of such investment, as reflected on the statement of financial condition. Off-balance sheet risk generally arises from the use of derivative financial instruments.

Credit Risk
Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Substantially all of the Company's credit risk relates to principal transactions with GFIL.

The Company seeks to reduce its exposure to credit risk associated with counterparty nonperformance under bilateral OTC derivative financial instrument transactions by entering into master netting agreements and collateral arrangements with counterparties. These master netting agreements provide the Company with the right on a daily basis to demand collateral based on the Company's mark-to-market exposure to the counterparty, as well as, in the event of counterparty default, the right to liquidate collateral and offset receivables and payables covered under the same master netting agreement. In an effort to limit bilateral OTC credit risk, the Company generally enters into bilateral OTC

derivative financial instrument transactions only with major financial institutions. Additionally, the Company also seeks to manage credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties and rebalancing financing sources as deemed appropriate.

The cash balances held at various global financial institutions, which typically exceed government sponsored insurance coverages, also subject the Company to a concentration of credit risk. CALC attempts, where possible, to mitigate the credit risk that exists with these account balances by, among other factors, maintaining these account balances pursuant to segregated custodial arrangements.

Currency Risk
The Company may invest directly in non-U.S. currencies, securities that are denominated in, and that receive revenues in, non-U.S. currencies, or in derivatives that provide exposure to non-U.S. currencies, and as such is subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by government entities, central banks or supranational entities, or by the imposition of currency controls or other geopolitical developments.

Other Risks
In 2017, the United Kingdom Financial Conduct Authority ("FCA"), which regulates LIBOR, announced that the FCA will no longer persuade nor compel banks to submit rates for the calculation of LIBOR and other reference rates after 2021. As a result of this and other announcements made by regulators regulating LIBOR and other Inter-Bank Offered Rates ("IBORs"), it is uncertain whether or for how long these rates will continue to be viewed as acceptable market benchmarks, what rate or rates may become accepted alternatives, or what effect any such changes may have on the financial markets for LIBOR and IBOR linked financial instruments. Until their discontinuance, the Company may undertake transactions in instruments that are valued, or enter into contracts which determine payment obligations, by reference to LIBOR or an IBOR. Regardless of the regulators and market participants working to develop successor rates and transition mechanisms to replace an IBOR, the termination of LIBOR and the other IBORs presents risks to the Company. Some of the currently identified risks include the risk that an acceptable transition mechanism may neither be found nor be suitable for the Company, the risk that the transition may lead to increased volatility and illiquidity in markets or financial instruments that are tied to these rates, or the risk that the Company could experience increased difficulty in, or costs associated with borrowing, all of which could adversely affect the Company's performance. In addition, any alternative reference rate and any pricing adjustments required in connection with the transition may impose costs on the Company or may be unsuitable for the Company.

Legal, tax, and regulatory changes could occur during the term of the Company. Certain of such changes could have a material adverse effect on the Company.

Contingencies
In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CALC believes the risk of material loss from these arrangements to be remote.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

The Company provides guarantees to securities clearinghouses (FICC and LCH). Under the standard membership agreement, members are required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet the resulting shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CALC believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these arrangements.

Commitments

The Company enters into forward starting repurchase and reverse repurchase agreements that settle at a future date. At December 31, 2019, the Company had commitments relating to its unsettled forward starting repurchase and reverse repurchase agreements of $4,890,094 and $4,890,094, of which $1,640,094 and $3,250,000 are with GFIL, respectively. At December 31, 2019, these forward starting repurchase and reverse repurchase agreements each had a settlement date of January 2, 2020.

NOTE 7

Derivative Financial Instruments

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates, and other inputs, or a combination of these factors and generally represent commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. Derivatives generally reference notional amounts which are utilized solely as a basis for determining cash flows to be exchanged. Notional amounts provide a measure of the Company's portfolio commitment to such derivative financial instruments and are not necessarily indicative of economic exposure or potential risk. Derivatives may be traded on an exchange or they may be privately negotiated contracts, which are usually referred to as "OTC derivatives". OTC derivatives can be cleared and settled through central clearing counterparties, while others, such as bilateral contracts between two counterparties ("Bilateral OTC"), will maintain the direct contractual relationship between executing counterparties. The Company may enter into derivative financial instruments in the normal course of its business to manage various underlying exposures for risk management purposes. An example of the use of derivative financial instruments for risk management purposes is currency derivatives to manage potential foreign currency exchange rate risks on assets and liabilities. The Company's derivative financial instrument risks should not be viewed in isolation, but rather CALC believes they should be considered on an aggregate basis along with the Company's other investing activities.

At any point in time, subject to applicable bankruptcy or similar laws affecting creditors' rights, generally the Company's credit exposure to a derivative financial instrument counterparty under a master netting agreement is limited to any net unrealized gain of the Company on derivative financial instruments plus any collateral transferred to such counterparty by the Company pursuant to related credit support agreements, less any net unrealized loss of the Company on derivative financial instruments plus any collateral transferred to the Company by such counterparty pursuant to related credit support agreements. When the Company has executed master netting agreements permitting the legal right of offset of such exposures between the Company and such counterparty, these amounts are recorded on the statement of financial condition of the Company on a net basis by counterparty. Typically, the Company or the counterparty has rights of rehypothecation with respect to collateral pledged or received under such derivative master netting agreements. Initial margin pledged by or to the Company under

derivative master netting agreements, but held at a third-party custodian, is not subject to rehypothecation by the counterparty or the Company.

Forwards are contracts that commit counterparties to purchase or sell currencies for an agreed-upon price on an agreed future date. These instruments can involve market risk and/or credit risk in excess of the amount recognized on the statement of financial condition.

The following table sets forth the fair value of the Company's derivative contracts by underlying risk exposure. The quarterly average notional amount, disclosed below, provides an indication of the volume of the Company's derivative activity. The table also presents information about the offsetting of derivative instruments (see information related to offsetting of certain collateralized transactions in Note 3). Gross derivative contracts in the table below exclude the effect of netting.

FAIR VALUE AS OF DECEMBER 31, 2019

	Derivative Assets	Derivative Liabilities
Gross derivative contracts		
Bilateral OTC forwards		
Foreign exchange contracts[1][2]	$ 47	$ 41
Amounts offset in the statement of financial condition[3][4]		
Receivable for unsettled transactions	2	
Counterparty netting	(41)	(41)
Net derivative contracts	8	—
Amounts not offset[3]	—	—
Net exposure	$ 8	$ —

[1] Included in receivable from brokers, dealers and clearing organization on the statement of financial condition.
[2] The quarterly average notional for the year ended December 31, 2019 was $16,649.
[3] Amounts relate to master netting agreements and collateral arrangements which have been determined by the Company to be legally enforceable in the event of default.
[4] Amounts are reported on a net basis in the statement of financial condition when subject to a legally enforceable master netting agreement or similar arrangement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

NOTE 8

Income Taxes

The Company is treated as a corporation for U.S. federal income tax purposes and is therefore subject to U.S. federal, and certain state and local corporate income tax. The Company files income tax returns with the U.S. federal government and various state and local jurisdictions; its filed returns are open under the normal three-year statute of limitations and therefore subject to examination by tax authorities. At December 31, 2019, the Company has no knowledge of any tax returns of the Company under examination.

In accordance with GAAP, CALC has reviewed the Company's tax positions for all open tax years. As of December 31, 2019, CALC has determined that the Company was not required to establish a liability for uncertain tax positions.

At December 31, 2019, the Company had income taxes payable of $5, which is included in other liabilities on the statement of financial condition.

The Company has determined that as of December 31, 2019, there are no temporary differences between the GAAP and tax bases of assets

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

and liabilities that would result in deferred income tax assets or liabilities.

NOTE 9

Regulatory Requirements

The Company is subject to the net capital requirements of the SEC Uniform Net Capital Rule ("Rule 15c3-1") and has elected to use the alternative method as permitted by this rule. Under the alternative method, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions. At December 31, 2019, net capital was $180,027 in excess of the required minimum net capital.

The Company is also subject to the requirements of Rule 15c3-3 of the SEC. At December 31, 2019, the required reserve balance for the exclusive benefit of customers pursuant to Rule 15c3-3 was $0. The amount held on deposit in the reserve bank account was $50.

In addition, the Company is subject to minimum capital requirements of clearing corporations in which it is a member, which may exceed the minimum net capital requirements of the SEC.

NOTE 10

Subsequent Events

The Company has performed an evaluation of subsequent events through February 24, 2020, which is the date the financial statement was available to be issued. The Company is not aware of any subsequent events that require disclosure in the financial statement.